[redacted]

13011288

BB 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McDonald Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

959 W. Saint Clair Ave

(No. and Street)

Cleveland (City) OH (State) 44113 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beatty McDonald 216-912-0573

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skoda MiNotti

(Name – *if individual, state last, first, middle name*)

6685 Beta Drive (Address) Mayfield Village (City) OH (State) 44143 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
405

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CD 3/13

OATH OR AFFIRMATION

I, Arnold Beatty McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McDonald Partners LLC, as of 2/26 ~~13~~, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

ADRIANA BASTOS-RANDALL
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Cuyahoga County
My Comm. Exp. Dec 3, 2013

Signature

CFO

Title

Adriana Bastos-Randall

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McDonald Partners
Proven. Principled. Progress.

THOMAS MCDONALD PARTNERS, LLC

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2012

THOMAS MCDONALD PARTNERS, LLC

YEAR ENDED DECEMBER 31, 2012

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE MEMBERS
THOMAS MCDONALD PARTNERS, LLC

We have audited the accompanying statement of financial condition of Thomas McDonald Partners, LLC (the Company) as of December 31, 2012, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas McDonald Partners, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SKODA MINOTTI

Skoda Minotti

Cleveland, Ohio
February 21, 2013

THOMAS MCDONALD PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 60,164	
Restricted cash and deposits	100,034	$ 160,198
Advisory fees and commissions receivable		1,204,722
Prepaid expenses		92,982
		1,457,902
Property and equipment, net		45,740
Security deposits		13,125
		$ 1,516,767

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 1,126,547
MEMBERS' EQUITY	390,220
	$ 1,516,767

The accompanying notes are an integral part of these financial statements.

THOMAS MCDONALD PARTNERS, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

REVENUES	
Advisory fees	$ 6,896,937
Commissions	2,376,809
Interest	8,007
	9,281,753
EXPENSES	
Clearing	433,220
Commissions, employee compensation, and benefits	7,888,652
Communications and data processing	326,056
Depreciation	50,421
Occupancy and equipment rental	454,710
Other	11,511
Professional	98,801
Regulatory	87,101
Travel	3,522
	9,353,994
NET LOSS	$ (72,241)

The accompanying notes are an integral part of these financial statements.

THOMAS MCDONALD PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2012

	Members' Equity
Balance at December 31, 2011	$ 462,461
Net loss	(72,241)
Balance at December 31, 2012	$ 390,220

The accompanying notes are an integral part of these financial statements.

THOMAS MCDONALD PARTNERS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (72,241)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Add back: Item not affecting cash		
Depreciation	$ 50,421	
Cash provided by (used in) changes in the following items:		
Increase in advisory fees and commissions receivable	(309,461)	
Decrease in prepaid expenses	13,353	
Increase in security deposits	(5,525)	
Increase in accounts payable and accrued expenses	380,398	129,186
Net cash provided by operating activities		56,945
NET INCREASE IN CASH AND CASH EQUIVALENTS		56,945
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		103,253
CASH AND CASH EQUIVALENTS - END OF YEAR		$ 160,198

NON-CASH INVESTING ACTIVITIES:

During the year, the Company disposed of fully depreciated office equipment with a cost of $15,485.

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Thomas McDonald Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and in forty states, including the state of Ohio, and one territory. The Company is a member of the Financial Industry Regulation Authority (FINRA).

The Company will continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as an introducing broker-dealer, which includes several classes of services, including principal transactions, agency transactions, and investment advisory businesses. All trades are cleared and settled through an independent clearing broker who is responsible for processing and settling customer transactions on a fully-disclosed basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers all financial instruments with a maturity of less than 90 days, such as money market deposits, to be cash equivalents.

Restricted Cash

The Company has a $100,000 interest bearing deposit with its clearing broker pursuant to its clearing agreement.

Commissions

Commissions and related clearings expenses are recorded on a trade-date basis as securities transactions occur.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advisory Fees

Investment advisory fees that have been billed to the accounts managed by the Company are recorded in the month earned.

Receivables and Credit Policies

Receivables are uncollateralized broker obligations and advisory fees receivable due under normal trade terms requiring payment within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on receivables with invoice dates over 30 days old.

Receivables are stated at the amount billed. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivables balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining receivables based on historical collectability. In the opinion of management, at December 31, 2012 all receivables were considered collectible and no allowance was necessary.

Depreciation

Property and equipment are recorded at cost. Depreciation is provided by the use of the straight-line method over the estimated useful lives of furniture and office equipment of 5-7 years.

Income Taxes

The Company, with the consent of its members, has elected under Ohio law to be formed as a limited liability company. The operating agreement states that the Company will be treated as a partnership for Federal income and state tax purposes. In lieu of paying taxes at the Company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income or state taxes has been included in these financial statements.

The Company files income tax or information returns in the U.S. Federal jurisdiction, and various state and local jurisdictions. The Company currently has no uncertain tax positions that have been taken and believes it can defend its tax returns to any tax jurisdiction. The Company is no longer subject to examination by tax authorities for years before 2009.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Subsequent Events

The Company evaluated subsequent events through February 21, 2013, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

3. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and 15c3(a)(2)(iv), as it does not maintain customer accounts. The Company exceeded all net capital requirements.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. The Company was in compliance with this requirement.

4. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

6. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2012 consists of:

Furniture and fixtures	$ 35,519
Office equipment	147,371
	182,890
Less: Accumulated depreciation	(137,150)
Property and equipment, net	$ 45,740

7. COMMITMENTS AND CONTINGENCY

Leases

The Company leases equipment and office facilities under various operating leases expiring through September 2015. Minimum annual rentals are as follows:

YEAR ENDING DECEMBER 31,	
2013	$ 275,659
2014	244,594
2015	122,063
	$ 642,316

Rent expense for the year ended December 31, 2012, was $374,273.

The office leases contain renewal options for three or five years with a monthly payment equal to the fair market rent for the premises at the renewal date.

Litigation

The Company, from time to time, is a defendant in various actions filed by individuals or companies. The ultimate outcome of these actions is not determinable; however, in the opinion of management, the ultimate outcome will have no material effect on the Company's financial position.

8. RETIREMENT SAVINGS PLAN

The Company has a 401(k) profit sharing retirement savings plan covering all employees who have completed twelve months of service and are at least 21 years of age. The Company may make discretionary contributions to the Plan as determined by the members. There were no discretionary contributions for 2012.

THOMAS MCDONALD PARTNERS, LLC

SUPPLEMENTARY FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 2012

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3

Not applicable due to exemption under Section (k)(2)(I) of Rule 15c3-3.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable due to exemption under Section (k)(2)(I) of Rule 15c3-3.

RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE REQUIREMENT COMPUTATION

There are no material differences between the computation of net capital under Rule 15c3-1 as prepared by the Company and filed with their most recent Part IIA unaudited report and schedule included with these statements.

The Company did not file the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3 due to the exemption under Section (k)(2)(I) of Rule 15c3-3.

See the Report of the Independent Registered Public Accounting Firm.

THOMAS MCDONALD PARTNERS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2012

FORM X-17A-5 LINE			
COMPUTATION OF NET CAPITAL:			
1	Total members' equity from statement of financial condition	$	390,220
2	Less: Members' equity not allowable for net capital		-
3	Total members' equity qualified for net capital		390,220
6D	Total other deductions		(189,194)
8	Net capital before haircuts on security positions		201,026
9	Haircuts on securities pursuant to 15c3-1		-
10	Net capital	$	201,026
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
11	Minimum net capital required	$	75,103
12	Minimum dollar requirement	$	50,000
13	Net capital requirement	$	50,000
14	Excess net capital		
	Net capital	$	201,026
	Less: Net capital requirement		(50,000)
	Total	$	151,026
15	Net capital less the greater of 10% of line 19 or 120% of line 12	$	88,371
AGGREGATE INDEBTEDNESS:			
16 and 19	Aggregate indebtedness liabilities	$	1,126,547
20	Percent of aggregate indebtedness to net capital		560.40%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1		0%

See the Report of the Independent Registered Public Accounting Firm.

THOMAS MCDONALD PARTNERS, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2012

	AUDITED	UNAUDITED	INCREASE (DECREASE)
COMPUTATION OF NET CAPITAL:			
Total members' equity from statement of financial condition	$ 390,220	$ 390,220	$ -
Other deductions	(189,194)	(189,194)	-
Haircuts on securities pursuant to 15c3-1	-	-	-
Net capital	$ 201,026	$ 201,026	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum dollar requirement	$ 50,000	$ 50,000	$ -
Net capital requirement	$ 50,000	$ 50,000	$ -
Excess net capital			
Net capital	$ 201,026	$ 201,026	$ -
Less: Net capital requirement	(50,000)	(50,000)	-
Total	$ 151,026	$ 151,026	$ -
Excess net capital less certain adjustments	$ 88,371	$ 88,371	$ -
AGGREGATE INDEBTEDNESS:			
Aggregate indebtedness liabilities	$ 1,126,547	$ 1,126,547	$ -
Percent of aggregate indebtedness to net capital	560.40%	560.40%	-
Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	-

See the Report of the Independent Registered Public Accounting Firm.

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

TO THE MEMBERS
THOMAS MCDONALD PARTNERS, LLC

In planning and performing our audit of the financial statements and supplementary financial information of Thomas McDonald Partners, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Cleveland, Ohio
February 21, 2013

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

TO THE MEMBERS
THOMAS MCDONALD PARTNERS, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Thomas McDonald Partners, LLC (TMP) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating TMP's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TMP's management is responsible for TMP's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Cleveland, Ohio
February 21, 2013